October 29, 2010

Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 6010

Washington, DC 20549

Attention:	Brian Cascio Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F. Street, N.E., Mail Stop 6010 Washington, D.C. 20549

RE:	Exactech, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 10, 2010 Form 10-Q for the fiscal quarter ended June 30, 2010 Commission File No. 000-28240

Ladies and Gentlemen:

Set forth below are the responses of Exactech, Inc., a Florida corporation (the “Company” or “Exactech”), to the Staff’s comments provided in the letter dated October 21, 2010 (the “Comment Letter”) with respect to the Form 10-K for Exactech’s year ended December 31, 2009 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended June 30, 2010 (the “Form 10-Q”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 10-K and Form 10-Q. Responses to these comments are set forth in this letter. In responding to the Staff’s comments contained in the Comment Letter, we have, for convenience, referred to the headings and numbers used in the Comment Letter.

Form 10-Q for the fiscal year ended June 30, 2010

Condensed Consolidated Financial Statements

Note 6. Inventories, page 9

1. We reference prior comment 13. Please revise future filings to disclose the nature of the non-current inventory, similar to your response,

Response:

The Company supplementally advises the Staff, that in future filings the Company will provide the additional disclosure regarding non-current inventory.

EXACTECH exists to improve the quality of life for individuals by maintaining their activity and independence. We do this through innovative ideas, high-quality products, education and commitment to service.

Securities and Exchange Commission

October 29, 2010

2. We note your response to prior comment 14 that recoveries of’ inventory allowance Sometimes occurs when a slow moving item regains momentum. Please clarify if the “recovery” occurs when you sell inventory that was previously marked down or if you are adjusting the costs basis when the inventory regains momentum. If you are recording a recovery of the cost basis, please tell us how your accounting treatment complies with the guidance in SAB Topic 5BB which states that a write-down of inventory creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

Response:

The Company supplementally advises the Staff, that the utility of the inventory is not in question and the inventory is not considered obsolete therefore the cost has not been reduced. However, due to the slow moving nature of the inventory, the Company establishes a reserve for the costs that may not be recoverable in the future.

If you have any questions, please do not hesitate to call me at (352) 377-1140.

Sincerely,

/s/ Joel C. Phillips

Joel C. Phillips
Chief Financial Officer

Cc:	Kristin Lochhead

Joseph McCann

Tim Buchmiller